FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 29, 2019
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter 2019 results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 29, 2019

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 29, 2019 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2019.

Revenues from fixed income real estate totaled $4 million for the quarter ended June 30, 2019 compared to revenues of $4.1 million for the second quarter of 2018.

Net loss attributable to Optibase Ltd shareholders for the quarter ended June 30, 2019 was $188,000 or $0.04 per basic and diluted share compared to net loss of $1.1 million or $0.21 per basic and diluted share for the second quarter of 2018.

For the six months ended June 30, 2019 revenues totaled $8.1 million compared to revenues of $8.4 million for the six months ended June 30, 2018. Net loss attributable to Optibase Ltd Shareholders for the period was $379,000 or $0.07 per basic and diluted share, compared to a net loss of $1.8 million or $0.34 per basic and diluted share for the six months ended June 30, 2018.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.2 million basic and diluted shares for each period.

As of June 30, 2019, we had cash and cash equivalents of $14.5 million, and shareholders' equity of $75.7 million, compared with $13.8 million, and $73.4 million, respectively, as of December 31, 2018.

Amir Philips, Chief Executive Officer of Optibase commented on the second quarter results: "This quarter our fixed income real estate rent slightly decreased compared to the second quarter of 2018 while our net loss has decreased compared to the second quarter of 2018. The decrease in our net loss is mostly attributed to a decrease in our general and administrative expenses and a decrease in our Equity share in losses of associates, net, related to our investment in 300 River Holdings, LLC. For the second quarter of 2019, we generated NOI of $3.3 million representing a stability compared to the second quarter of 2018. In addition, for the second quarter of 2019, our Recurring FFO increased to $1.3 million compared to Recurring FFO of $348,000 for the second quarter of 2018. The increase in our Recurring FFO is mainly due to a decrease in our general and administrative expenses and a decrease in our Equity share in losses of associates, net, related to our investment in 300 River Holdings, LLC." Mr. Philips concluded: “We continue our work to maintain our basic parameters and to increase our financial stability as we progress through 2019.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Operating income	3,098	2,905	1,559	1,242

Adjustments:
Real estate depreciation and amortization	2,151	2,152	1,073	1,055

General and administrative	1,339	1,826	646	1,050

Non-GAAP Net Operating Income NOI	6,588	6,883	3,278	3,347

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	(379)	(1,758)	(188)	(1,086)

Adjustments :
Real estate depreciation and amortization	2,151	2,152	1,073	1,055

Pro-rata share of real estate depreciation and amortization from unconsolidated associates	1,457	1,252	750	650

Non-controlling interests share in the above adjustments	(577)	(558)	(287)	(271)

Non-GAAP Fund From Operation (FFO)	2,652	1,088	1,348	348

Non-GAAP Recurring Fund From Operation (Recurring FFO)	2,652	1,088	1,348	348

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2019

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2019	2018	2019	2018
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	8,107	8,417	4,027	4,111
Cost and expenses:
Cost of real estate operation	1,519	1,534	749	764
Real estate depreciation and amortization	2,151	2,152	1,073	1,055
General and administrative	1,339	1,826	646	1,050
Total cost and expenses	5,009	5,512	2,468	2,869
Operating income	3,098	2,905	1,559	1,242

Other Income	448	310	128	149
Financial expenses, net	(1,366)	(1,503)	(661)	(776)
Income before taxes on income	2,180	1,712	1,026	615
Taxes on income	(768)	(740)	(425)	(358)
Equity share in losses of associates, net	(707)	(1,662)	(246)	(842)

Net income (loss)	705	(690)	355	(585)

Net income attributable to non-controlling interests	1,084	1,068	543	501
Net loss attributable to Optibase LTD	(379)	(1,758)	(188)	(1,086)

Net loss per share :
Basic and Diluted	$(0.07)	$(0.34)	$(0.04)	$(0.21)

Number of shares used in computing earnings losses per share
Basic	5,186	5,184	5,186	5,186
Diluted	5,186	5,184	5,186	5,186

Amounts in thousands

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	June 30, 2019	December 31, 2018
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	14,515	13,836
Restricted cash	32	31
Trade receivables, net	763	427
Other accounts receivables and prepaid expenses	450	320
Total current assets	15,760	14,614

Long term investments:
Other long term deposits and other assets	4,336	2,477
Investments in companies and associates	13,487	14,377
Total Long term investments	17,823	16,854

Property and other assets, net:
Real estate properties, net	211,753	212,349
Other assets, net	153	141
Total property and other assets	211,906	212,490

Total assets	245,489	243,958

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	5,941	5,788
Accounts payable and accrued expenses and other	4,868	4,103
Liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	12,870	11,952

Long term liabilities:
Deferred tax liabilities	13,787	13,752
Land lease liability, net	6,128	6,134
Other long term liabilities	461	206
Loan from controlling shareholder	2,523	2,476
Long term loans, net of current maturities	129,920	130,806
Long term bonds, net of current maturities	4,132	5,239
Total long term liabilities	156,951	158,613

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	54,569	53,559
Non-controlling interests	21,099	19,834
Total shareholders' equity	75,668	73,393

Total liabilities and shareholders’ equity	245,489	243,958

Amounts in thousands